Exhibit 99.1

Labrador Island Link Welcomes New Investor

KKR to acquire Emera’s equity interest in critical clean energy transmission project

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023 to its short form base shelf prospectus dated October 3, 2023.

May 28, 2024

•	Transaction value of $1.19 billion CAD.

•	Proceeds from the transaction will be used to reduce Emera’s corporate debt and support its investment opportunities in its regulated utility businesses.

•	KKR has a history of successful long-term investments in similar scale infrastructure projects.

•	Transaction is expected to close on or about June 4, 2024.

New York, Halifax, Nova Scotia, St. John’s Newfoundland and Labrador – Today, Emera Inc. (Emera), an international energy and services company, and KKR, a leading global investment firm, announced they have entered into a definitive agreement where KKR will acquire Emera’s indirect minority equity interest in the Labrador Island Link (LIL). The transaction value is $1.19 billion CAD, made up of $957 million CAD in cash and $235 million CAD for assuming Emera’s obligation to fund the remaining initial capital investment.

As part of its overall commitment to the Lower Churchill Project, Emera has been an equity investor in the construction of the LIL alongside Newfoundland and Labrador Hydro (NL Hydro), which owns and operates the LIL. The transaction announced today provides for a one-time, up-front payment at closing in exchange for Emera’s indirect interest in the LIL, meaning KKR will receive quarterly distribution payments over the remaining life of the 50-year LIL contract and allow Emera to reduce corporate debt and fund its investments in its regulated utility businesses. Emera will remain actively engaged in the LIL partnership, along with NL Hydro, by continuing to provide sustaining capital investments to support ongoing operations. This transaction has no impact on Emera’s ownership of the Maritime Link transmission line and no impact on Nova Scotia Power, or its customers.

“This agreement is an important step in strengthening our company and positioning us to continue to capitalize on the growth opportunities in front of us, said Scott Balfour, Emera Inc. CEO. “With this transaction, we look forward to a new relationship with KKR while remaining committed to our partnership with NL Hydro.”

“KKR has a long history of investing in stable, reliable and essential transmission assets like the Labrador Island Link, and we look forward to beginning this long-term strategic partnership with Emera and NL Hydro to deliver clean energy across the region,” said Brandon Freiman, KKR Partner and Head of North American Infrastructure. “We’re pleased to be part of the future success of the Labrador Island Link.”

“The LIL is a strategic asset for Newfoundland and Labrador as it continues down the path of building its clean energy future,” said Jennifer Williams, CEO, Newfoundland and Labrador Hydro. “This new arrangement is evidence of the quality of the LIL and the critical role that it plays to harness clean, renewable energy and deliver it to our customers here in Newfoundland and Labrador across the region and beyond.”

The LIL is a 1,100 km high voltage transmission line that delivers renewable energy to Newfoundland, Nova Scotia and beyond, helping meet the growing demand for clean energy across the region. Officially commissioned in 2023, the LIL is a vital transmission line of strategic importance to Atlantic Canada and has helped strengthen the Newfoundland and Labrador power grid.

The Lower Churchill Project is helping enhance energy infrastructure and facilitate clean energy delivery between the provinces and is essential in supporting the energy transition in Atlantic Canada. The Project also includes the Maritime Link, an Emera-owned transmission line that delivers renewable energy from Newfoundland to Nova Scotia.

KKR’s interest in the LIL reinforces the importance of clean energy infrastructure to serve Atlantic Canada and markets beyond. KKR has significant experience investing in infrastructure globally and has stable, ongoing access to capital, which affords the firm the ability to take a long-term “buy and hold” view. KKR is making this investment through capital accounts advised by KKR.

The transaction is expected to close on or about June 4, 2024.

TD Securities is acting as exclusive financial advisor to Emera in connection with the transaction. Scotiabank is acting as exclusive financial advisor to KKR.

About Emera

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $39 billion in assets and 2023 revenues of $7.6 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution, with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and the Caribbean.

About NL Hydro

Newfoundland and Labrador Hydro (NL Hydro) is a provincial crown utility—providing safe, cost-conscious, reliable electricity while harnessing sustainable energy opportunities to benefit the people of Newfoundland and Labrador. NL Hydro manages Newfoundland and Labrador’s electricity system, generating and transmitting the vast majority of electricity used by people in the province every day. For more than 50 years, Hydro has been there for families, friends, and neighbours across the province–and beyond. For more information, visit nlhydro.com.

About KKR

KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group. References to KKR’s investments may include the activities of its sponsored funds and insurance subsidiaries. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com. For additional information about Global Atlantic Financial Group, please visit Global Atlantic Financial Group’s website at www.globalatlantic.com.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including statements concerning the acquisition of Emera’s indirect interest in the LIL by KKR, Emera’s future financial performance, the service life of the LIL, Emera’s engagement in the LIL, including future sustaining capital investments, and market conditions and demand for clean energy in Atlantic Canada in the future. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Emera Media Contact

Dina Bartolacci Seely

media@emera.com

KKR Media Contact

Liidia Liuksila

media@kkr.com

(212) 750-8300

NLH Media Contact

Jill Pitcher

JillPitcher@nlh.nl.ca